[Letterhead of Akin, Gump, Strauss, Hauer & Feld LLP]
SHAR AHMED
713.220.8126/fax: 713.236.0822
sahmed@akingump.com
April 20, 2007
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
     Re:      Registration Statement of Quanta Services, Inc. on Form S-4
Ladies and Gentlemen:
     On behalf of Quanta Services, Inc. (the “Company”), we are filing a registration statement on Form S-4 relating to the offer and sale of up to 50,349,369 shares of common stock of the Company in connection with the proposed acquisition by the Company of InfraSource Services, Inc.
     If any member of the staff has any questions or desires further information or clarification regarding the enclosed registration statement, please call the undersigned at the above telephone number.
Very truly yours,
Shar Ahmed
Enclosure

cc:	Tana L. Pool (Quanta Services, Inc.)
Deborah C. Lofton (InfraSource Services, Inc.)
Christine B. LaFollette (Akin Gump Strauss Hauer & Feld LLP)
Mark Zvonkovic (Akin Gump Strauss Hauer & Feld LLP)
John Goodgame (Akin Gump Strauss Hauer & Feld LLP)
Mary J. Mullany (Ballard Spahr Andrews & Ingersoll, LLP)